UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, June 26, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

We comply to inform as a Relevant Information Communication that Vial y Vives - DSD ("VyV"), subsidiary of Graña y Montero S.A.A., formed in Chile, and Minera Escondida LTDA ("MEL"), have signed a construction contract related to the operation of MEL in the area called "Laguna Seca", located in the Atacama desert, on the southeast of Antofagasta, Chile.

The aforementioned contract is valued at US$ 35,671,472.73 plus IGV, and its object is the services of construction and start-up of a tailing system (northern branch) and water recirculation referred to the operation of MEL’s copper concentrator plant in "Laguna Seca".

MEL is a mining company, formed under Chilean law, owned by BHP Billiton, Rio Tinto, Japan Escondida Corporation and International Finance Corporation of the World Bank.

With the award of this project, our group reinforces its backlog and continues to implement its new regional strategy in the engineering and construction sector.

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: June 26, 2018